May 9, 2025

Jay M. Short, Ph.D.
Co-Founder, Chief Executive Officer and Chairman
BioAtla, Inc.
11085 Torreyana Road
San Diego, California, 92121

       Re: BioAtla, Inc.
           Registration Statement on Form S-3
           Filed May 6, 2025
           File No. 333-287011
Dear Jay M. Short Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Niki Fang, Esq.